BRASCAN                                                                  Q1/2001
STOCK SYMBOL:  BNN  TSE/NYSE



                         INTERIM REPORT TO SHAREHOLDERS
                  FOR THE THREE MONTHS ENDED MARCH 31, 2001


FIRST QUARTER EARNINGS FROM CONTINUING OPERATIONS INCREASED TO $89 MILLION, AS HIGHER CONTRIBUTIONS FROM PROPERTY AND FINANCIAL OPERATIONS OFFSET LOWER CONTRIBUTIONS FROM NATURAL RESOURCE OPERATIONS.


FELLOW SHAREHOLDERS: Earnings from Brascan's continuing operations for the three months ended March 31, 2001 increased to $89 million or $0.44 per share from $87 million or $0.43 per share in the first quarter of 2000. Total income for the first quarter of 2000 was $347 million, which included gains of $260 million.

Lower natural resource product prices, the strike at the Sudbury nickel operations and a paper mill close-down charge were more than offset by higher earnings from the company's other operations, including property and security gains realized in the quarter. Brascan's participation in industry sectors which have different business cycles enabled it to generate strong earnings despite a slowdown in one key sector. The group continues to focus on improving productivity, strengthening its asset base and surfacing value for shareholders.

                                                      Three months ended
                                                           March 31
CDN. MILLIONS, EXCEPT PER SHARE AMOUNTS                 2001        2000
============================================================================
GROUP REVENUES                                        $   3,212   $   3,201
                                                      ---------------------
INCOME FROM CONTINUING OPERATIONS                     $      89   $      87
  Income and gain on sale of discontinued operations         --         260
                                                      ---------------------
NET INCOME                                            $      89   $     347
                                                      ---------------------
PER FULLY DILUTED CLASS A AND CLASS B COMMON SHARE:
  Income from continuing operations                   $    0.44   $    0.43
  Net income                                          $    0.44   $    1.88
============================================================================

2001 HIGHLIGHTS TO DATE

> Over $400 million was invested during the first quarter in new properties and production facilities, as part of the company's program to expand its base of operations with high quality assets.

> Over $300 million of group equity securities were repurchased at discounts to their underlying values, under the initiative started in 2000 to capture additional value for continuing shareholders.


Q1/2001 INTERIM REPORT                                                         1

> The privatization of Great Lakes Power Inc. was completed, allowing the cash generated from these operations to flow directly to Brascan.

> The price of Brascan's common shares increased by 17% during the first quarter, as investors increased their interest in value stocks.


OPERATIONS REVIEW

PROPERTY OPERATIONS contributed $39 million in the first quarter of 2001, up from $22 million in the same period last year. This increase reflects improved returns from commercial properties as a result of the re-leasing programs completed during 2000, as well as a gain on the sale of a 49% interest in two office buildings in Boston, 53 and 75 State Street, to a subsidiary of Deutsche Bank, A.G.

NATURAL RESOURCE OPERATIONS contributed $5 million in the quarter, down from $41 million last year. Mining and metals' earnings declined from $25 million to $7 million, mainly due to lower base metal prices and the impact of the strike at Falconbridge's nickel operations in Sudbury. A new three-year agreement was reached in February and full production is expected to resume by mid-year. These factors were partly offset by a tax recovery.

The contribution from forest product operations declined from $16 million to a loss of $2 million, due mainly to lower lumber and oriented strandboard prices and a charge for closing down a paper mill related to the consolidation of Nexfor's US Midwest paper operations.

ENERGY OPERATIONS contributed $20 million in the quarter, unchanged from last year. Higher revenues from energy marketing operations and the return to more normal water flows on the lower Mississippi River were offset by the impact of lower water flows this winter at the company's operations in northern Ontario and western Quebec.

FINANCIAL AND OTHER OPERATIONS contributed $51 million in the quarter, up from $36 million last year, reflecting the growth in investment banking and management operations and a gain realized on the sale of Trilon's minority shareholdings in Brookfield Properties Corporation. The contribution from Brazilian operations remained unchanged at $4 million.

BUSINESS DEVELOPMENTS

Progress continued during the quarter on the multi-year capital investment program to expand the group's production base and long-term earnings potential. PROPERTY OPERATIONS

> CIBC World Markets signed a 30-year lease for 100% of the space in 300 Madison Avenue, a 1.2 million square foot office building Brookfield is constructing in midtown Manhattan for completion in early 2004.

> Brookfield acquired a 50% interest in the 1.8 million square foot Bay-Adelaide Centre office project in downtown Toronto. This includes a one million square foot office tower, which Brookfield plans to develop once major tenancies are secured.


2                                                            BRASCAN CORPORATION

> Brookfield acquired a 25% interest in a partnership formed to refurbish and reposition the Hudson Bay Centre, a one million square foot office-retail complex in midtown Toronto.

NATURAL RESOURCE OPERATIONS

> Construction of the US$2.3 billion Antamina copper-zinc mine in Peru is virtually completed, with initial start-up scheduled in the third quarter and full production expected by the year end.

> Noranda and Falconbridge agreed to acquire the Lomas Bayas copper mine and adjacent Fortuna de Cobre copper deposit in northern Chile, with closing expected in the second quarter.

> Commercial production started at the $360 million Huntingdon high-speed aluminum mill in Tennessee. When all phases of the mill are completed, it will produce 100,000 tonnes of aluminum foil annually for industrial and packaging users.

> Engineering and construction are 90% and 30% completed, respectively, on the $260 million Altonorte copper smelter expansion in Chile, which will nearly double its annual copper production to 290,000 tonnes and triple annual sulphuric acid output to 700,000 tonnes.

> Construction continued on two projects to increase the group's panelboard production capacity - the new $185 million oriented strandboard mill in Barton, Alabama and a $40 million particleboard line installation at the Cowie mill in Scotland.

ENERGY OPERATIONS

> Great Lakes Hydro Income Fund acquired a 50% interest in Powell River Energy in British Columbia. This added 82 megawatts of capacity to the group's power production base, which now stands at 987 megawatts.

> Construction commenced on four new hydroelectric generating stations in Ontario, British Columbia and southern Brazil, with an aggregate capacity of 121 megawatts.

FINANCIAL SERVICES

Progress was also made on several initiatives in the group's financial services operations.

> Trilon's investment management affiliate, Highstreet Asset Management, issued $287 million of an innovative investment product, "Highstreet Years".

> Trilon launched the $500 million Tricap Restructuring Fund to focus on corporate restructurings and turnaround situations.

> Trilon agreed to purchase Brascan's 40% interest in its Brazilian financial services joint-venture, Banco Brascan, for US$41 million, thereby consolidating all the group's financial services under Trilon.


CAPITAL REPURCHASE PROGRAM

Progress also continued on the program to repurchase shares in Brascan and its affiliates, which commenced in 2000 to capture value for the benefit of the group's continuing shareholders. During the first quarter of 2001, $314 million of group securities were acquired.


Q1/2001 INTERIM REPORT                                                         3

> Trilon acquired 14.5 million of its common shares in January 2001 under a substantial issuer bid, increasing Brascan's ownership of Trilon to 71%.

> Brascan acquired the outstanding 4.3 million publicly held common shares of Great Lakes Power Inc., following a going-private transaction approved by Great Lakes' shareholders on February 28, 2001. These shares were acquired in exchange for approximately $250,000 in cash and 3.9 million Class A common shares of Brascan.

> Brascan acquired 682,500 of its Class A common shares during the quarter under its normal course issuer bid which concluded on April 2, 2001. Since this bid commenced in April 2000, a total of 5.5 million shares were acquired for $109.5 million at an average price per share of $19.95.

As previously announced, Brascan received approval in April 2001 for a new one-year normal course issuer bid to purchase up to 5% of its Class A common shares. Purchases under this bid will be made through the facilities of The Toronto Stock Exchange and the New York Stock Exchange.


CORPORATE AND OUTLOOK

The regular quarterly dividend of $0.25 per share was declared payable on August 31, 2001 to Class A and Class B common shareholders of record at the close of business on August 1, 2001.

Brascan has established solid business operations with quality assets in three value sectors - commercial properties, natural resources and power generation - as well as a strong and growing financial services business. The company will continue to enhance value through fostering a performance culture, by expanding its business base and by employing a value-adding approach to each of its actions. Brascan is determined to translate the significant values created in recent years into increased shareholder returns.







Robert J. Harding             Jack L. Cockwell
Chairman                      President and Chief Executive Officer
April 26, 2001


Note: This interim report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company's continuous disclosure documents, including its 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.


4                                                            BRASCAN CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

                                                   MARCH 31   December 31
MILLIONS                                             2001        2000
-------------------------------------------------------------------------
ASSETS
  Cash and cash equivalents                         $   199     $   347
  Securities                                          2,348       2,371
  Accounts and notes receivable                       2,714       2,833
  Investments accounted for using equity method       3,681       3,654
  Property, plant and equipment                       2,146       2,018
  Other assets                                          414         378
-------------------------------------------------------------------------
                                                    $11,502     $11,601
=========================================================================
LIABILITIES
  Accounts payable and other                        $   803     $   812
  Corporate borrowings                                1,367       1,360
  Subsidiary company borrowings                       2,414       2,420
-------------------------------------------------------------------------
                                                      4,584       4,592
DEFERRED CREDITS                                        394         395
CAPITAL BASE
  Minority interests                                  1,494       1,701
  Shareholders' equity (Note 3)                       5,030       4,913
-------------------------------------------------------------------------
                                                      6,524       6,614
-------------------------------------------------------------------------
                                                    $11,502     $11,601
=========================================================================


Q1/2001 INTERIM REPORT                                                         5

CONSOLIDATED STATEMENT OF INCOME
-------------------------------------------------------------------------------

                                                             Three months ended March 31
MILLIONS, EXCEPT PER SHARE AMOUNTS                                 2001       2000
========================================================================================
GROUP REVENUES                                                    $3,212     $3,201
  Revenue of equity accounted affiliates                           2,886      2,927
----------------------------------------------------------------------------------------
  Consolidated revenues                                              326        274
  Equity in pre-tax earnings of affiliates                            66        106
----------------------------------------------------------------------------------------
INCOME BEFORE THE UNDERNOTED ITEMS                                   392        380
  Operating expenses                                                 165        143
  Interest expense                                                    72         65
  Minority interests                                                  37         34
  Taxes and other provisions                                          29         51
----------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                     89         87
  Income and gain on sale of discontinued operations (Note 5)         --        260
----------------------------------------------------------------------------------------
NET INCOME                                                        $   89     $  347
========================================================================================
PER BASIC CLASS A AND CLASS B COMMON SHARE
  Income from continuing operations                               $ 0.44     $ 0.43
  Net income                                                      $ 0.44     $ 1.93
========================================================================================
PER FULLY DILUTED CLASS A AND CLASS B COMMON SHARE
  Income from continuing operations                               $ 0.44     $ 0.43
  Net income                                                      $ 0.44     $ 1.88
========================================================================================


CONSOLIDATED STATEMENT OF RETAINED EARNINGS
----------------------------------------------------------------------------

                                                 Three months ended March 31
MILLIONS                                             2001        2000
============================================================================
BALANCE, BEGINNING OF PERIOD                       $2,367      $1,938
  Net income                                           89         347
----------------------------------------------------------------------------
                                                    2,456       2,285
----------------------------------------------------------------------------
SHAREHOLDER DISTRIBUTIONS
  Convertible note interest                             1           2
  Preferred share dividends                            11          10
  Common share dividends                               43          43
----------------------------------------------------------------------------
                                                       55          55
----------------------------------------------------------------------------
BALANCE, END OF PERIOD                              $2,401      $2,230
============================================================================


6                                                            BRASCAN CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

                                                             Three months ended March 31
MILLIONS                                                          2001       2000
========================================================================================
GROUP OPERATING CASH FLOWS                                       $ 346      $ 471
  Operating cash flows of equity accounted affiliates              236        368
----------------------------------------------------------------------------------------
CONSOLIDATED CASH FLOW FROM OPERATIONS                             110        103
----------------------------------------------------------------------------------------
FINANCING AND SHAREHOLDER DISTRIBUTIONS
  Corporate borrowings:
    Issuances                                                       --          4
    Repayments                                                     (54)      (291)
  Subsidiary company borrowings:
    Issuances                                                      123         20
    Repayments                                                    (167)        (6)
  Minority interests                                              (176)        --
  Shares repurchased                                               (17)        --
  Convertible note interest paid                                    (1)        (2)
  Dividends paid                                                   (54)       (53)
----------------------------------------------------------------------------------------
                                                                  (346)      (328)
----------------------------------------------------------------------------------------
INVESTING
  Securities:
    Purchases                                                      (96)        --
    Sales                                                          119         61
  Loans and other receivables:
    Advanced                                                      (340)      (468)
    Collected                                                      467        129
  Investment in property and equipment                            (126)       (64)
  Corporate investments sold                                        --        619
  Other                                                             64        (58)
----------------------------------------------------------------------------------------
                                                                    88        219
----------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
  Increase (Decrease)                                             (148)        (6)
  Balance, beginning of period                                     347        100
----------------------------------------------------------------------------------------
  Balance, end of period                                         $ 199      $  94
========================================================================================


Q1/2001 INTERIM REPORT                                                         7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF ACCOUNTING POLICIES

Reference is made to the company's most recently issued Annual Report, which includes information necessary or useful to understanding the company's businesses and financial statement presentation. In particular, the company's significant accounting policies and practices are presented as Note 1 to the Consolidated Financial Statements included in that Report.

   The quarterly financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with generally accepted accounting principles in Canada.

   The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior year amounts have been restated or reclassified to conform to the current year's presentation.

2. CHANGE IN ACCOUNTING POLICIES

This quarter, the company has adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants on Earnings Per Share. The new section harmonizes Canadian standards with the United States standards for the calculation of diluted earnings per share. All earnings per share numbers have been retroactively restated and the changes are not significant.

3. SHAREHOLDERS' EQUITY

                                      MARCH 31  December 31
MILLIONS                               2001       2000
-----------------------------------------------------------
Convertible notes                     $   99     $   99
Class A Preference shares                732        732
Class A and Class B common shares      4,199      4,082
-----------------------------------------------------------
                                      $5,030     $4,913
===========================================================

4. SHARES OUTSTANDING

                                                            MARCH 31      December 31
                                                              2001            2000
-------------------------------------------------------------------------------------
Class A common shares issued                              172,548,083     169,290,683
Class B common shares issued                                   85,120          85,120
-------------------------------------------------------------------------------------
                                                          172,633,203     169,375,803
Reserved for conversion of subordinated notes               3,106,847       3,116,782
-------------------------------------------------------------------------------------
Total fully diluted Class A and Class B common shares     175,740,050     172,492,585
=====================================================================================
Unexercised options                                         3,450,867       3,012,707
-------------------------------------------------------------------------------------
Exercisable options                                         2,561,197       1,965,037
=====================================================================================

5. INCOME AND GAIN ON SALE OF DISCONTINUED OPERATIONS

In March 2000, the company sold its investment in Canadian Hunter Exploration Inc. for gross proceeds of $619 million. After providing for taxes and other costs in connection with the sale, the company realized a net gain of $250 million. Brascan's share of Canadian Hunter's income in 2000 prior to its sale was $10 million.


8                                                            BRASCAN CORPORATION

6. SEGMENTED INCOME STATEMENT

The company's business segments are based on the industry sectors in which the company operates and uses to assess business decisions and operating performance.

                                                          Three months ended March 31
MILLIONS, EXCEPT PER SHARE AMOUNTS                              2001     2000
-------------------------------------------------------------------------------------
REVENUES
   Property operations                                          $ 39     $ 22
   Natural resource operations                                     5       41
   Energy operations                                              20       20
   Financial and other operations                                 51       36
   Investment and other income                                    20       20
-------------------------------------------------------------------------------------
                                                                 135      139
-------------------------------------------------------------------------------------
UNALLOCATED EXPENSES
   Interest expense                                               26       28
   Minority interests                                             17       17
   Operating and other costs                                       3        7
-------------------------------------------------------------------------------------
                                                                  46       52
-------------------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS                               89       87
   Income and gain on sale of discontinued operations             --      260
-------------------------------------------------------------------------------------
NET INCOME                                                      $ 89     $347
=====================================================================================
EARNINGS PER FULLY DILUTED CLASS A AND CLASS B COMMON SHARE
   Income from continuing operations                            $0.44    $0.43
   Net income                                                   $0.44    $1.88
=====================================================================================

7. SEGMENTED BALANCE SHEET ANALYSIS

Brascan's segmented balance sheets, which show the equity investment in each business segment and the principal affiliates operating in each sector as at March 31, 2001 and December 31, 2000, were as follows:

                                                               MARCH 31   December 31
MILLIONS                                   AFFILIATE             2001       2000

OPERATING ASSETS
   Property operations                     Brookfield           $1,371     $1,332
   Natural resource operations             Noranda               1,796      1,809
                                           Nexfor                  400        400
   Energy operations                       Great Lakes             802        692
   Financial and other operations          Trilon                1,405      1,376
                                           Brascan Brazil          416        399
FINANCIAL AND OTHER ASSETS                                       1,082      1,137
----------------------------------------------------------------------------------
                                                                $7,272     $7,145
==================================================================================
LIABILITIES
   Accounts payable and other                                   $   51     $   42
   Company borrowings                                            1,367      1,360
----------------------------------------------------------------------------------
                                                                 1,418      1,402
DEFERRED CREDITS                                                   218        224
CAPITAL BASE
   Minority interests                                              606        606
   Shareholders' equity                                          5,030      4,913
----------------------------------------------------------------------------------
                                                                 5,636      5,519
----------------------------------------------------------------------------------
                                                                $7,272     $7,145
==================================================================================


Q1/2001 INTERIM REPORT                                                         9

8. NET ASSET VALUE

The composition of the company's net asset value by business segment and the principal affiliates operating in each sector at March 31, 2001 and December 31, 2000 is set out in the following table:

                                                                    NUMBER OF COMMON SHARES    MARCH 31    December 31
MILLIONS                                            AFFILIATE           AND EQUIVALENTS          2001          2000
----------------------------------------------------------------------------------------------------------------------
OPERATING ASSETS
   Property operations                             Brookfield                 78.1              $2,054        $2,062
   Natural resource operations                     Noranda                    94.1               1,491         1,407
                                                   Nexfor                     48.8                 351           337
   Energy operations                               Great Lakes               121.1               1,678         1,534
   Financial and other operations                  Trilon                    106.1               1,432         1,247
                                                   Brascan Brazil             56.0                 640           640
FINANCIAL AND OTHER ASSETS                                                                       1,082         1,137
----------------------------------------------------------------------------------------------------------------------
                                                                                                $8,728        $8,364
======================================================================================================================
LOANS AND ACCOUNTS PAYABLE                                                                      $1,418        $1,402
DEFERRED CREDITS                                                                                   100           100
CAPITAL BASE
   Minority interests                                                                              606           606
   Preference shares                                                                               732           732
   Class A and Class B common shares and convertible notes                                       5,872         5,524
----------------------------------------------------------------------------------------------------------------------
                                                                                                $8,728        $8,364
======================================================================================================================
PER FULLY DILUTED CLASS A AND CLASS B COMMON SHARE                                              $33.42        $32.02
======================================================================================================================


Net asset values are derived by valuing the company's publicly traded affiliates at their quoted market values at the end of the reporting period, and by valuing Brascan Brazil at a 25% discount from the estimated domestic market value. The net asset value of the company's investment in Great Lakes is after eliminating $744 million of affiliate preference shares and is based on the market price of this company's shares immediately prior to Brascan acquiring the minority shareholdings. These net asset values do not reflect underlying values or control premiums attributable to these businesses nor the transaction costs or taxes that may result from their sale.

   Restructuring and tax provisions are excluded in determining the underlying values, as these largely relate to accounting adjustments and tax timing differences. Currency and other general financial provisions of $100 million have, however, been deducted. Values used for the company's financial and other assets and loans and accounts payable are included at their recorded book values.


10                                                           BRASCAN CORPORATION

QUARTERLY FINANCIAL STATISTICS

                                 2001                      2000                                       1999
                                ------    --------------------------------------     ---------------------------------------
                                  Q1        Q4        Q3         Q2         Q1        Q4          Q3         Q2         Q1
----------------------------------------------------------------------------------------------------------------------------
TOTAL (millions)
Net income (1)                  $   89    $   91    $  106     $  104     $  347     $  203     $   90     $   72     $   58
Shareholders' equity (2)        $5,030    $4,913    $4,788     $4,817     $4,755     $4,462     $4,391     $4,356     $4,293

Common shares outstanding (2)    172.6     169.4     169.9      174.1      173.9      173.9      173.8      173.4      170.2
----------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE
Net income (1),(3)              $ 0.44    $ 0.45    $ 0.55     $ 0.53     $ 1.88     $ 1.08     $ 0.45     $ 0.35     $ 0.27
Dividends                       $ 0.25    $ 0.25    $0.245     $0.245     $0.245     $0.245     $0.245     $0.245     $0.245

Book value (2),(3)              $24.46    $24.24    $24.02     $23.61     $23.35     $21.72     $20.84     $20.70     $20.61
Share price (2)                 $25.75    $21.95    $19.60     $17.40     $18.00     $19.10     $20.80     $22.45     $17.90
============================================================================================================================

1. Net income for Q1/2000 includes a net investment gain of $250 million or $1.40 per share on the sale of Canadian Hunter. Net income for Q4/1999 includes a deferred net investment gain of $110 million or $0.62 per share related principally to the company's investment in Trilon.

2.   At quarter end.

3.   Fully diluted.


SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS

-------------------------------------------------------------------
                                   Symbol            Stock Exchange
-------------------------------------------------------------------
CLASS A LIMITED VOTING SHARES      BNN.A             Toronto, New York, Brussels

CLASS A PREFERENCE SHARES:
      Series 1                     BNN.PR.A          Toronto
      Series 2                     BNN.PR.B          Toronto
      Series 3                     BNN.PR.F          Canadian
      Series 4                     BNN.PR.C          Toronto
      Series 8                     BNN.PR.E          Toronto


DIVIDEND RECORD AND PAYMENT DATES(1)

                                          Record Date                     Payment Date
----------------------------------------------------------------------------------------------------
CLASS A LIMITED VOTING SHARES             First day of February, May,     Last day of February, May
                                          August and November             August and November

CLASS A PREFERENCE SHARES:
      Series 1, 2 and 4                   15th day of March, June         Last day of March, June,
                                          September and December          September and December
      Series 3                            Second Wednesday of each month  Thursday following second
                                                                          Wednesday of each month
      Series 8                            15th day of January, April,     First day of February, May,
                                          July and October                August and November
----------------------------------------------------------------------------------------------------

1.   All dividends are subject to declaration by the Board of Directors.


Q1/2001 INTERIM REPORT                                                        11

                                     BRASCAN


BRASCAN CORPORATION is focussed on increasing shareholder value through owning businesses with leadership positions in the property, natural resources, energy and financial services industries. The Brascan group employs over 50,000 people in managing and operating more than 120 major properties and production facilities in North and South America and Europe. Brascan is listed on The Toronto Stock Exchange and the New York Stock Exchange under the symbol BNN.

ENQUIRIES

Enquiries relating to the operations of the company should be directed to the company's Head Office:

BRASCAN CORPORATION
Suite 4400, 181 Bay Street
BCE Place, P.O. Box 762
Toronto, Ontario  M5J 2T3
Telephone:  416-363-9491
Facsimile:  416-363-2856
Web Site:   www.brascancorp.com
e-mail:     enquiries@brascancorp.com


SHAREHOLDER AND GENERAL ENQUIRIES:

Alan V. Dean
Senior Vice-President, Public
 and Corporate Affairs
Telephone:  416-956-5124
e-mail:     adean@brascancorp.com


Enquiries relating to dividends, address changes and share certificates should be directed to the company's Transfer Agent:

CIBC MELLON TRUST COMPANY
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario  M5C 2W9
Telephone:  416-643-5500 or
            1-800-387-0825 (Toll free in Canada and U.S.A.)
Facsimile:  416-643-5501
Web Site:   www.cibcmellon.com
e-mail:     inquiries@cibcmellon.com


INVESTOR ENQUIRIES:
Katherine C. Vyse
Vice-President,
 Investor Relations and Communications
Telephone:  416-369-8246
e-mail:     kvyse@brascancorp.com

M. Diane Horton
Director, Investor Relations
Telephone:  416-956-5144
e-mail:     dhorton@brascancorp.com